SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For April 1, 2003 to April 30, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

____(1)____

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: Nice Systems Schedules First Quarter 2003 Earnings Releases and Conference Call. Dated April 2, 2003.
  Press Release: Australian Tax Office Implements NICE solution to enable filing by telephone. Dated April 14, 2003.
  Press Release: Nice Systems launched NICE Feedback, real-time application for improving customer satisfaction and business performance. Dated April 28, 2003.

____(2)____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

____(3)____

Dated:  _____________

NICE Systems Schedules First Quarter 2003

Earnings Release and Conference Call

Ra`anana, Israel - April 2, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader in multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that it will report its first quarter 2003 financial results on Wednesday, May 14, 2003.  Following the earnings release, NICE management will host a teleconference at 8:30 (ET) 15:30 Israel to discuss the results and the company`s outlook.

This call will be broadcasted live on http://www.nice.com. An online replay will also be available approximately one hour after the call.  A telephone replay of the call will be available for 72 hours after the live broadcast.  Replay information will also be available on the website.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport (NICE Web Site: www.nice.com).

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

  In Australia only

Media
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

      ###

Australian Tax Office Implements NICE solution to enable filing by telephone

ATO uses NiceLog total recording for data verification and improved customer service

Ra`anana, Israel, April 14, 2003 -NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that the Australian Tax Office, (ATO) has successfully implemented NiceLog® total recording integrated with a Natural Language Speech Recognition and Interactive Voice Response system to enable an estimated 650,000 invited clients to lodge a transaction by phone in 2003.  This system provides taxpayers with the convenience of 24 hour - 7 day a week service, a tax refund within 14 days, and real-time tax calculations.  NiceLog recordings are available for use as evidence in court in the event of a disputed transaction.  The integrated system was developed in Australia in partnership with NEC Business Solutions Ltd.

Senior Assistant Commissioner, John Ryan said that NICE was offered by NEC Business Solutions as the best in breed call recording solution. "The NICE solution offered the best functionality at the best price to meet the Tax Office`s needs for call recording", said Mr. Ryan.

____(4)____

In addition to tax collections by phone, the ATO has implemented a NICE quality assurance system that records calls received by 2500 staff in 11 different locations to ensure consistency and quality of the information provided.  The system also provides business intelligence to senior management enabling them to query by topics to investigate reactions to specific tax initiatives.

"Due to our recording and integration capabilities, we have succeeded in implementing a value added application that has a positive impact on ATO`s business performance" commented Doron Ben-Sira president of NICE Systems in APAC. "We are gratified that we can implement technology that matches ATO`s vision, so they can fulfill their goal of improving operating efficiency as well as providing superior customer service."

About NEC Business Solutions

NEC Business Solutions Ltd. ( NECBS ) is a leading provider of communications products and systems. We offer high performance, highly-reliable infrastructure equipment and systems for public carriers, utility and independent telephone companies, business communications systems, Computer Telephony Integration (CTI), solutions, videoconferencing and networking products plus a complete line of cellular and paging products to keep people in touch.

With extensive product development, design and customisations as well as manufacturing marketing and sales support operations throughout Australia, NECBS is positioned to provide solutions to meet the communications needs of virtually any business or enterprise.

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors.

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, NAV Canada, New York Police Department, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

____(5)____

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Systems launches NICE Feedback, real-time application for improving customer satisfaction and business performance

Provides contact centers with cost-effective and timely way to obtain customer feedback

Ranana, Israel, April 28, 2003 - NICE Systems (NASDAQ: NICE), today announced the release of NICE FeedbackTM, a new business performance application for gathering customer feedback and improving customer satisfaction. This IVR-based survey system, which is the most efficient way to assess customer satisfaction, is fully integrated with NiceUniverse®,  NICE`s quality monitoring solution.  Linking the recorded interaction between agent and customer with the relevant customer feedback enables contact centers to improve business performance by identifying service gaps that require immediate corrective action.   NICE Feedback also provides an immediate and reliable measurement for first-call resolutions, which is an important measure of contact center effectiveness and productivity.  In addition to monitoring customer satisfaction levels, the application can be used by other departments, such as marketing or product development, to obtain valuable insight more quickly than by using other survey methods.

"Obtaining direct customer feedback has become an essential activity for most contact centers," commented Eytan Bar, vice president and general manager of NICE CEM Product Division. "Now, by polling a customer when their relationship with the company is uppermost in their mind -- right after they have spoken to an agent -- organizations can immediately hone in on areas where agent skills or business processes need improvement or identify positive customer reactions that can be acted on quickly to gain competitive advantage".

NICE Feedback enables contact centers to:

.         Compare quality monitoring scores with customer surveys to obtain a full picture of the customer`s experience.

.         Launch multiple surveys simultaneously each catered to a specific caller type or product.

.         Route callers automatically, without the agent being involved, to a relevant survey

.         Capture responses to open- or closed-ended questions, such as Yes/No, 1 - 10 rating scales, and voice message responses.

.         Instantly drill-down from a report to the customer survey and customer`s responses and comments.

.         Automatically link the survey results with the actual call recording to gain greater insight

.         Generate customer feedback reports and distribute automatically within the organization using the NICE Reporter application.

"NICE Feedback is a flexible and cost-effective tool for gaining valuable customer insight," continued Eytan Bar.  "We are encouraged by the enthusiastic reaction we`ve had from multiple functional areas within customer organizations that have previewed the product."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.  NICE's subsidiaries and local offices are based in the United States, Canada, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Charles Schwab, Deutsche Bank, Dresdner Bank, US Federal Aviation Administration, Farmers Insurance, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark note: 3600 View, Agent@home, Executive Connect, Executive Insight*, Experience Your Customer, Lasting Loyalty, Listen Learn Lead, MEGACORDER, My Universe, NICE (and design), NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Secure Your Vision and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

____(6)____

Media
Kevin Levi	NICE Systems Kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899
Claudia Gatlin	CMG International Claudia@cmginternational.us	877-685-6552 973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

____(7)____